Exhibit 99.1

N E W S
R E L E A S E

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
FIRST QUARTER OF 2009
  -   GAAP EPS (6) Cents Loss
  -   Non GAAP EPS 3 Cents
  -   Quarterly Revenues of $26.1 Million

JERSEY CITY, N.J. —May 5, 2009, — Fundtech Ltd. (NASDAQ: FNDT), a leader in global transaction banking solutions, today announced financial results for the first quarter of 2009.  Fundtech posted quarterly revenues of $26.1 million, a 7% decrease year-over-year, compared to first quarter revenues of $28.1 million in 2008, and a 13% decline compared to fourth quarter 2008 revenues of $29.8 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported a net loss of ($0.9) million or ($0.06) per diluted share, for the first quarter of 2009 compared with net income of $0.3 million, or $0.02 per diluted share, in the first quarter of 2008, and net loss of ($2.2) million, or ($0.14) per diluted share, in the fourth quarter of 2008.

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Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA  ▪  Tel: +1-201-946-1100  ▪  Fax: +1-210-946-1313

Excluding stock-based compensation and, amortization of intangibles, Fundtech’s adjusted net income for the first quarter of 2009 was $0.4 million, or $0.03 per diluted share, compared with $1.7 million, or $0.10 per diluted share, in the first quarter of 2008 and $0.9 million, or $0.06 per diluted share, in the fourth quarter of 2008 which also excluded impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes (See Schedule A attached to this news release -- Reconciliation to GAAP).

“I am pleased that we met our guidance despite the difficult market conditions” said Fundtech CEO Reuven Ben Menachem. “We are focused on improving our operating efficiency, continuing to invest in our next generation Services Oriented Architecture (SOA) technology, and ensuring that we are able to meet increased demand for our products and services when market conditions improve.”

Other highlights:

•	During the first quarter (excluding Accountis and Synergy) Fundtech closed 107 new deals and added 7 new bank customers.

•	During the first quarter Fundtech closed 13 new system sales including 5 US Payments, 1 CASHplus, and 5 at BBP.

•	During the first quarter Fundtech closed the sale of Global PAYplus and Global CASHplus systems to a European bank.

•	During the first quarter Fundtech recorded financial expenses of approximately $600,000 due to a decline in the value of balances of cash and accounts receivables denominated in non-dollar currencies.

•	During the first quarter Fundtech purchased approximately 239,000 of its Ordinary Shares at a cost of $1.52 million as part of its previously announced share repurchase program.

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA  ▪  Tel: +1-201-946-1100  ▪  Fax: +1-210-946-1313

Reconciliation of GAAP results to non-GAAP results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, Impairment of marketable securities, and deferred taxes.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A.

Guidance

The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

Due to the current market environment we are providing updated guidance only for the second quarter of 2009.

For the second quarter of 2009 we now expect revenues of between $27.7 million and $28.7 million, GAAP earnings per diluted share of between a (loss) of ($0. 03) and net income of $0.03 and non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.05 and $0.11.

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA  ▪  Tel: +1-201-946-1100  ▪  Fax: +1-210-946-1313

Our previous guidance for the second quarter of 2009 was for revenues of between $27.7 million and $29.2 million, GAAP earnings per diluted share of between a (loss) of ($0.06) and net income of $0.02 and non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.02 to $0.10

Fundtech estimates that quarterly amortization expenses for the second quarter will be approximately $500,000 and that stock-based compensation expenses will be approximately $800,000.

Fundtech’s guidance for the second quarter of 2009 does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 8:30 a.m. (EDT) today, Tuesday, May 5, to discuss the Company’s first-quarter and results as well as financial guidance, and to answer questions from the investment community.

To participate, please call 1-877-545-1414 or 1-719-325-4864 and ask for the Fundtech call.

A replay of the conference call will be available for playback from 11:30am (EDT) May 5, until 11:59pm (EDT) May 22. The replay may be accessed by dialing 1-888- 203-1112 or 1-719-457-0820, pass code 7478324.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until June 5.

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA  ▪  Tel: +1-201-946-1100  ▪  Fax: +1-210-946-1313

About Fundtech

Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech is a leader in SWIFT services, operating one of the world’s largest SWIFT service bureaus in the world. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply trade financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to second 2009 revenues, GAAP earnings per share and, non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry and the global economy; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2007 and for the year ended December 31, 2008 which we expect to file before June 30, 2009. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA  ▪  Tel: +1-201-946-1100  ▪  Fax: +1-210-946-1313

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	March 31,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$40,365	$29,642
Short term deposits	2,070	1,415
Marketable securities - short term	8,129	9,563
Trade receivables, net	24,922	28,264
Deferred tax asset	1,060	1,022
Other accounts receivable, prepaid expenses and inventories	6,917	5,055

Total current assets	83,463	74,961

Marketable securities - Long term	2,216	2,204
Severance pay fund	1,309	1,394
Long term lease deposits	1,084	1,003
Long term prepaid expenses	2,346	2,797
Property and equipment, net	15,406	15,898
Goodwill, net	34,520	34,520
Other assets, net	5,548	5,995

Total assets	$145,892	$138,772

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,144	$2,908
Deferred revenues	22,146	9,910
Employee and payroll accruals	6,086	6,807
Other accounts payable and accrued expenses	6,082	7,228

Total current liabilities	36,458	26,853

Accrued severance pay	1,616	1,734
Deferred tax liability	1,054	970
Other long term liabilities	1,867	2,278

Total liabilities	40,995	31,835

Shareholders' equity:
Share capital	49	49
Additional paid-in capital	156,806	155,976
Accumulated other comprehensive income (loss)	(168)	290
Accumulated deficit	(46,357)	(45,470)
Treasury stock, at cost	(5,433)	(3,908)

Total shareholders' equity	104,897	106,937

Total liabilities and shareholders' equity	$145,892	$138,772

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended
	March 31,
	2009	2008
Revenues:
Software license	$1,830	$4,865
Software hosting	5,708	4,667
Maintenance	9,474	7,946
Services	9,060	10,576

Total revenues	26,072	28,054

Operating expenses:
Software licenses costs	349	32
Amortization of other intangible assets	473	474
Maintenance, hosting and services costs [1]	12,143	13,271
Software development [1]	4,741	5,212
Selling and marketing [1]	3,967	4,831
General and administrative [1]	4,559	3,943

Total operating expenses	26,232	27,763

Operating income (Loss)	(160)	291

Financial (expense) / income, net	(502)	399
Income taxes	(225)	(361)

Net income (Loss)	$(887)	$329

Net income per share:
Net income (Loss) used in computing income per share	$(887)	$329
Basic income (Loss) per share	$(0.06)	$0.02
Diluted income (Loss) per share	$(0.06)	$0.02
Shares used in computing:
Basic income per share	15,685,804	15,581,367
Diluted income per share	15,856,023	16,481,151

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$411	$1,608
Adjusted non-GAAP[2] net income per share	$0.03	$0.10
Shares used in computing adjusted non-GAAP[2] net income per share	15,856,023	16,481,151

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income (Loss)	$(887)	$329
Amortization	473	474
Stock-based compensation	825	805

Adjusted non-GAAP[2] net income	$411	$1,608

[1] Includes charges for stock-based compensation in 2009 and 2008
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended
	March 31
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	$(887)	$329
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,089	1,883
Stock-based compensation	825	805
Realized loss on sale of marketable securities, net	7	72
Deferred income taxes	(81)	17
Decrease (Increase) in trade receivables	3,145	(4,462)
Increase in prepaid expenses, other accounts receivable and inventories	(1,629)	(1,902)
Increase (Decrease) in trade payables	(683)	668
Increase in deferred revenues	12,048	15,288
Decrease in employee and payroll accruals	(610)	(1,134)
Increase in other accounts payable and accrued expenses	657	1,336
Decrease in accrued restructuring expenses	--	(47)
Increase (Decrease) in accrued severance pay, net	(33)	26

Net cash provided by operations	14,848	12,879

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	--	(3,915)
Realization of held-to-maturity marketable securities	1,415	8,275
Investment in short term deposits	(693)	(2,037)
Net change in long term lease deposits and long term prepaid expenses	(63)	12
Investments in subsidiaries	(1,661)	(12,280)

Net cash used in investing activities	(2,348)	(11,588)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital,
exercise of stock options and warrants, net	5	108
Investment in treasury stock, at cost	(1,525)	--

Net cash provided by (used in) financing activities	(1,520)	108

Effect of exchange rate on cash and cash equivalents	(257)	(1,165)

Increase in cash and cash equivalents	10,723	234
Cash and cash equivalents at the beginning of the period	29,642	31,612

Cash and cash equivalents at the end of the period	$40,365	$31,846

Appendix A
Investment in Subsidiaries
Working Capital	$--	$(815)
Long term assets	--	5,555
Long term liabilities	--	(39)
Goodwill	--	7,579

	$--	$12,280

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended
	March 31,
	2009		2008

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income (Loss)	$ (887)	[1]	$ 329	[1]

Amortization of other intangible assets	473		474
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	142		183
Software development	58		82
Selling and marketing	243		155
General and administrative	382		385

Adjusted non-GAAP net income	$ 411		$ 1,608

Adjusted non-GAAP net income per share	$ 0.03		$ 0.10

Shares used in computing
adjusted non-GAAP net income per share	15,856,023		16,481,151

[1] Net income (loss) per share (diluted) was approximately $(0.06) and $0.02 for the three months ended March 31, 2009 and 2008, respectively.